PALMETTO ADVISORY GROUP, LLC
KIAWAH ISLAND, SOUTH CAROLINA

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS   **Page**

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

Board of Directors
Palmetto Advisory Group, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Palmetto Advisory Group, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

This is the initial year we have served as the Company's auditor.
Dallas, Texas
February 4, 2022

PALMETTO ADVISORY GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

ASSETS:		
Cash	$	33,523
Commissions receivable		8,161
Other assets		886
TOTAL ASSETS	$	42,570

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	2,000
TOTAL LIABILITIES		2,000
MEMBERS' EQUITY:		
Membership interest		40,570
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	42,570

The accompanying notes are an integral part of these financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business
Palmetto Advisory Group, LLC (the "Company") is a South Carolina limited liability company and operates as a registered, non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primarily solicits the registered representatives of larger broker dealers on behalf of independent mutual fund companies and is typically compensated through a portion of the mutual fund's management fee and sometimes also on a retainer basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates are primarily the collectability of commissions receivable. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. The effect of this change could be material to the financial statements.

Cash
The Company maintains cash deposits with financial institutions that, at times, may exceed federally insured limits.

Commissions Receivable
Commissions receivable are stated at the amount the Company expects to collect. By their nature, receivables involve risk, including credit risk of nonpayment by the client. Accounts deemed uncollectible are charged directly to bad debt expense. Commissions receivable at the end of the year totaled $8,161.

Revenue Recognition
The Company has contracts under which it receives non-refundable retainers from investment managers. Retainers are typically due and recognized on the first day of each quarter. The Company receives commission income when referred clients purchase funds of a mutual fund client and on a periodic basis as referred clients maintain balances in the mutual fund. Commission income is recognized in the month in which it is earned. The majority of the Company's revenue arrangements generally consist of a single performance obligation.

Income Taxes
The Company has elected to be taxed as a subchapter "S" corporation. Under this election the Company's taxable income and tax credits are passed through to its members for inclusion in their individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2021.

2. **CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES**

   Industry and Regulatory Requirements
   The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations (both formal and informal), audits and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business.

3. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $39,384 which was $34,384 in excess of its required net capital of $5,000. As of December 31, 2021, the Company's ratio of aggregate indebtedness to adjusted net capital was .05 to 1.

4. **COMMITMENTS AND CONTINGENCIES**

   The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

5. **SBA PPP LOAN**

   In 2021, the Company received a loan of $10,580 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness is reduced if the borrower terminates employees or reduces salaries during twenty-four-week period. As of December 31, 2021, the Company received notice from the SBA that the PPP funds were used appropriately, and all amounts due were fully forgiven in the amount of $10,580.

6. **OPERATING AGREEMENT**

   The Members of Palmetto Advisory Group, LLC are subject to an operating agreement which specifies the rights and obligations of its members. Among other things, the agreement stipulates the allocation of profits, losses and distributions to its members, as well as the terms and conditions under which ownership interest can be sold or transferred. The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."